NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton, HM 11, Bermuda

July 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E
Washington, D.C. 20549
USA

Attention:          Linda Cvrkel, Esq.
Branch Chief

Re:	Nordic American Tankers Limited (formerly known
as Nordic American Tanker Shipping Limited)
Form 20-F for the year ended December 31, 2010
Filed April 21, 2011
File No. 001-13944

Dear Ms. Cvrkel,

By letter dated June 9, 2011 addressed to the undersigned, the Staff of the Securities and Exchange Commission (the "Staff") provided comments to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

The Company was formed for the purpose of acquiring and chartering Suezmax tankers only, designated for transportation of crude oil. The Company has grown from three to 19 Suezmax tankers in less than seven years and the original three vessels are still in our fleet. The Company has a unique business model which differs from other tanker companies. The Company's strategy is focused on dividend accretive growth through vessel acquisitions, operating one type of vessel, cash breakeven rate, which currently is about $11,000 per day per vessel, spot market exposure, strong balance sheet and available financial resources. All of the Company's vessels acquisitions are financed with proceeds from issuance of common stock or by a limited amount of debt as the case may be. Our vessels are held for use and we have not sold any vessels as we focus on maximizing the cash flow of the Company which is distributed quarterly to our shareholders. We therefore believe that the estimated future cash flow together with the Company's stock price on the NYSE are key elements in the valuation of our company.

The Company's responses, together with the Staff's comments, are set forth below:

Risk Factors, page 5

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 12.

1.
In light of your statement that from time to time, vessels in your fleet call on ports in countries identified by the U.S. government as state sponsors of terrorism, please represent to us that in future filings you will delete "If" from your risk factor heading, so that it is clear from the heading that your vessels do, in fact, call on ports in countries that have been designated as state sponsors of terrorism.

The Company hereby undertakes that in future filings it will not use the term "if" in the risk factor heading relating to its vessels calling on ports located in countries that are subject to restrictions imposed by the U.S. or other governments.

2.
You state that your vessels call on ports located in countries identified by the U.S. government as state sponsors of terrorism.  Please represent to us that in future filings you will revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer.

In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, or other direct or indirect arrangements, since your letters to us dated February 6, 2009 and March 30, 2009. Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contracts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

The Company hereby undertakes that in future filings it will identify the specific countries, if any, to which its risk factor concerning vessels calling on ports located in countries that are subject to restrictions imposed by the U.S. or other governments relates.

In March 2010, the Company announced that it decided to place all its vessels in one spot market cooperation, which was effective from July 1, 2010. We currently operate all of our existing vessels in a spot market cooperation with other vessels that are not owned by us. The cooperation has the responsibility for the commercial management of the participating vessels including chartering, operating, marketing and purchasing bunker (fuel oil) for the vessels. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period, which means that the Company does not receive revenues that are identified as having accrued from any specific voyage.

During the period since our letters to the Commission dated February 6, 2009 and March 30, 2009 through June 30, 2010, we have operated all of our spot trading vessels in cooperative arrangements with Frontline Limited and the Swedish group, Stena Bulk AB.

None of the Company's vessels has ever called at ports in Cuba or Syria.

Six of the Company`s vessels called on Marsa Bashayer, Sudan, during the years ended December 31, 2009 and December 31, 2010, in order to load oil cargoes. These six vessels called 17 times in total during the year ended December 31, 2010, and called 11 times in total during the year ended December 31, 2009. As stated above, the earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period, which means that the Company does not receive revenues that are identified as having accrued from any specific voyage. As a result, the Company does not receive revenues identified to the calls on Marsa Bashayer other than its share of the revenues calculated across the group of vessels managed by the administrator as a whole during the period. These vessels do not employ U.S. citizens and did not carry U.S.-origin cargoes. Finally, the Company does not pay expenses related to the calls on Marsa Bashayer, including payments to Sudanese port authorities for docking and other services, other than its share of the expenses calculated across the group of vessels managed by the administrator as a whole during the period.

One of the Company's vessels called one time on Kharg Island, Iran, on March, 14, 2010. One of the Company's vessels called on Kharg Island, Iran, once, and called on Sirri Island, Iran, once during the year ended December 31, 2009. As stated above, the earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period, which means that the Company does not receive revenues that are identified as having accrued from any specific voyage. As a result, the Company did not receive revenues identified to the calls on Kharg Island or Sirri Island, Iran.

During period since our letters to the Commission dated February 6, 2009 and March 30, 2009 through December 31, 2010, the cooperation arrangement subchartered the Company's vessels to third parties.  These spot charterers determine the ports on which the Company's vessels call.

The Company has not provided, nor does it anticipate providing, any goods, fees, or services, directly or indirectly, to the referenced countries.  The Company does not have, nor does it intend to have, any agreements, commercial arrangements, or other contacts, directly or indirectly, with the governments or entities controlled by the governments of those countries.

3.
Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since your prior letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

The Company has not been involved in business to and from Cuba or Syria.

The Company has been informed by one of the cooperative arrangements that port calls by our vessels to Sudan contributed to the cooperative arrangements total net voyage revenue of 3.3% during the year ended December, 2009, and 5.5% during the year ended December, 2010, respectively. The Company has been informed by the cooperative arrangements that port calls by our vessels to Iran contributed to the cooperative arrangements total net voyage revenue of 0.9% during the year ended December 2009, and 0.2% during the year ended December 2010, respectively. Port costs paid on these calls have been paid by the cooperation arrangement.

Accordingly, the Company believes that its business to and from Sudan and Iran during the periods described above was not material from a quantitative viewpoint or otherwise and should not be considered as posing a material investment risk for its security holders.

The Company has also concluded that the payments made to Sudanese and Iranian port authorities by the cooperation arrangement are qualitatively or otherwise immaterial to the Company's reputation and share price.

The Company was listed on the American Stock Exchange from 1995 to 2004 when it moved its listing to the New York Stock Exchange. The Company believes that since that time, U.S. investors in general and the Company's shareholders in particular, have become familiar with the international energy markets in which the supply of oil by ship plays a key role. The Company believes that U.S. investors in the energy industry understand that sources of oil include Sudan.

The Company notes the Staff's comments that a number of states, universities and other investors have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the
Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Sudan. As the Company's business contacts with Sudan and Iran have been infrequent and relatively minor in scope, the Company does not believe that such contacts are qualitatively or otherwise material to a reasonable investor's investment decision.

Item 5. Operating and Financial Review and Prospects, page 34

A.	Operating Results, page 34

4.
We note that voyage expenses are $0 for the year ended December 31, 2010, which is a significant decrease from the amount recognized during 2009 and 2008. Please explain to us, and revise your disclosure in future filings to explain why there were no voyage expenses during 2010. For example, you disclose that voyage expenses decreased by 100% to $0 in 2010 from $9 million in 2009 but you do not explain the reason(s) for the decrease. Your response and revised disclosure should explain the nature of any changes in the way your business operated in 2010 as compared to 2009 and 2008 and explain any changes in the types of pooling arrangements and how those arrangements are accounted for in your financial statements.

The Company notes that the 100% decrease in voyage expenses during 2010 was attributable to the fact that all of our vessels during 2010 were operated pursuant to arrangements that were accounted for on a net basis in accordance with ASC 605-45. Accordingly, all voyage revenues were presented net of voyage expenses.

During each of 2009 and 2008, four vessels were temporarily operated on spot charters and accounted for on a gross basis in accordance with ASC 605-45. As such, the voyage revenues and expenses attributable to such arrangements were presented gross on the Company's statements of income.

A detailed description of the Company's arrangements and the circumstances in which such arrangements are accounted for on a gross basis versus a net basis is provided as follows.

Cooperative Arrangements:
In a cooperative arrangement the commercial management of all participating vessels is the responsibility of the administrator of the arrangement. The participating vessels are owned by several tanker owners. Commercial management of the participating vessels includes marketing, chartering, operating and purchasing bunkers (fuel oil) for the vessels. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period. The owners of the participating vessels remain responsible for all other costs including the financing, insurance, crewing and technical management of their vessels.

All cooperative arrangements in which we have participated since 2008 have been accounted for on a net basis. When deciding whether to account for a specific arrangement on a net or gross basis we have considered the indicators as laid out in ASC 605-45 to decide if we are the primary obligor in the arrangement or not. For cooperative arrangements, our analysis includes the following:

The revenues are aggregated within the cooperative arrangement and divided among the participants. The revenue is not fixed as it is dependent upon the outcome of all participating vessels' activities and not only the outcome of our own vessels activities.  In accordance with ASC 605-45 the fact that revenues appear to be variable is an indicator of gross presentation however the lack of direct influence on the level of revenue created is an indicator of a net presentation. The administrator of the arrangement is responsible for all aspects of commercial operations, including the collection of freight revenues and the payment of voyage expenses. Our Company is not directly providing any part of the services requested by the customer, is not in a position to choose suppliers for the voyage expenses, and has no practical influence on the specifics of the service. These factors point towards net presentation.

Finally, the Company's exposure to credit risk is limited to its share of revenues from the arrangement, meaning that the credit risk is solely for the net amount due from the Commercial manager operating the arrangement. The cooperative arrangement maintains the credit risk related to the charterers, as it has the responsibility for collecting the charter hire from a customer and must pay the amount owed to a supplier after the supplier performs, regardless of whether the charter hire is fully collected.  This is also an indicator of net reporting.

Although conditions can be found supporting both a net and a gross presentation, the Company considers it appropriate to present this type of arrangement on a net basis in the Statement of Operations based on the combined analysis of relevant factors as described above.

Bareboat charters:
Revenues from bareboat charters are recorded at a fixed charter hire rate per day over the term of the charter. The charter hire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel, including its voyage expenses.

The Company has determined that bareboat-charters qualify as leasing arrangements and accordingly, the revenues from such arrangements are accounted for in accordance with ASC 840.

Spot charters:
Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from one or several loading ports to one or several discharge ports. The Companyis responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Both voyage revenue and voyage expenses are fully at the risk and reward of the Company. Under similar analysis of the indicators of ASC 605-45 as provided above, the Company determined it is the primary obligor of the arrangement and voyage revenue and voyage expenses have been presented on a gross basis for spot charter arrangements.

The Company advises the Staff that there have not been any changes in the types of cooperative arrangements and how those arrangements have been accounted for in 2010 compared to 2009 and 2008.

During 2010, all of the Company's vessels were engaged either in a cooperative arrangement in which the Company is not regarded as the principal of the vessels' activities, or on a bare boat charter. Revenues from both these types of engagement are accounted for on a net presentation basis in the Statement of Operations. Accordingly, the Company did not report any voyage expenses during 2010.

During 2009, the Company reported voyage expenses of USD 8,959,000 because the Company temporarily operated four vessels under spot charters, other than in cooperative arrangements or bareboat charters. In this period, these vessels were traded on spot charters at the risk of the Company only and the voyage expenses were presented on a gross basis.

During 2008, the Company reported voyage expenses of USD 10,051,000 because we temporarily operate four vessels under spot charters other than in cooperative arrangements or bareboat charters. In this period these vessels were traded at the risk of the Company only and the voyage expenses were presented on a gross basis.

The Company will disclose any material increases or decreases in voyage expenses, including a discussion of the principal reasons for such changes, in future filings.

B.	Liquidity and Capital Resources, page 37

5.
Please revise your disclosure in future filings to include the approximate amount of capital expenditures expected to be incurred in fiscal 2011, as you have incurred significant amounts of capital expenditures in the last two fiscal years.

The Company will from time to time incur capital expenditures related to the acquisition of vessels, either by signing or entering into newbuilding contracts or by agreeing to purchase secondhand vessels. The Company has disclosed such commitments in its prior filings and intends to continue to do so in future filings.

While it is our business strategy to achieve additional growth through the acquisition of new and secondhand vessels, we do so as good opportunities and the right circumstances arise. In addition to the availability of quality vessels, the price and cost of capital (equity and debt) and other factors must be satisfactory in order to make an acquisition accretive and attractive. Therefore, we do not have a comprehensive plan around the amounts we intend to spend on acquisitions other than for vessels for which we have entered into firm commitments to acquire.

Other capital expenditures for the Company are primarily related to dry dockings and to improvements of our vessels and their fitted equipment.

We advise the Staff that based on the Staff's comment, the Company will undertake to include information in future filings about the number of vessels expected to be subject to dry-docking the following year, as well as an indication of expenditures related thereto. The nature of dry-dock scheduling may result in certain dry-dockings occurring in a period prior or subsequent to what was originally expected.

On the other hand, vessel improvements are more difficult to predict and generally there is a shorter period of time from when the need or opportunity is identified to when it is carried out. However, if the Company is aware of significant improvements to be carried out within the foreseeable future, we will include information about such expenditures as well.

Tabular Disclosure of Contractual Obligations, page 39

6.
We note from your balance sheet that as of December 31, 2010 there is a long-term liability for deferred compensation in the amount of $8 million. It appears that this long-term liability should be included in your table of contractual obligations in accordance with Item 303(a)(5) of Regulation S-K. Please advise or revise future filings accordingly.

We advise the Staff that in future filings the Company will ensure that tabular disclosure of contractual obligations related to its deferred compensation arrangements will include other long-term obligations, either on a separate line item or as the "Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements" category, in accordance with Item 303(a)(5) of Regulation S-K.

Critical Accounting Estimates – Revenue Recognition, page 40

7.
Please revise your disclosure in your critical accounting estimates section in future filings to discuss how you account for revenue attributable to vessels operating in cooperative agreements, including the recording of revenue on a gross versus net basis.

We advise the Staff that the Company in future filings will revise the critical accounting estimate section with respect of revenues attributable to vessels operating in cooperative agreements, including how we record revenue on a gross versus net basis.

For a discussion on charter types for which the Company records revenue on a gross or net basis, please see the Company's response to comment #4 above.

Specifically, the Company intends to enhance its critical accounting estimates disclosure by emphasizing that the guidance in ASC 605-45 provides indicators as to whether the
Company is or is not the primary obligor under a specific arrangement, and that the gross vs. net accounting is dependent on the Company's assessment and weighing of the indicators.

The Company will further seek to highlight the outcome of our current assessment for the various types of vessel employment relevant for the periods covered by our report, i.e. gross presentation for single voyage spot charters and net presentation for revenues from cooperative arrangements and bare boat charters and will disclose how changes in the indicators in future arrangements could result in a different presentation.

Critical Accounting Estimates – Long-lived assets and impairment, page 40

8.
From your disclosure of Industry Specific Risk Factors in Items 3.D, we note several risk factors that discuss the volatility and uncertainty of asset values of vessels. In this regard, we have also noted that (i) asset values in the shipping industry are currently below their 10-year historical values; (ii) the dependency and uncertainty of credit availability to finance and expand operations has materially affected asset values; and (iii) the market price for tankers has declined significantly from levels reached several years earlier and have remained at relatively low levels.

Furthermore, some companies are burdened with legacy issues such as vessels purchased at values significantly above historical averages or commitments for newbuildings at costs significantly above current market values. For example, with the contracts on two of your Suezmax newbuildings committed in November 2007 with delivery of one vessel in December 2010 and the delivery of the other at a unknown future date, it is unclear if the committed costs of these vessels will significantly exceed their current market values.

In view of your continued decrease in operating and net income coupled with your operating losses experienced in the last fiscal year and recent interim period as well as the highly material amount of vessels that represent in excess of 90% of your total consolidated asset value, we believe that the disclosure in critical accounting estimates should be significantly expanded to describe the specific factors and conditions where you would record an impairment loss for such vessels. In addition, we suggest that you consider adding a table summarizing the date of acquisition, the purchase prices and carrying value of each vessel in your fleet and identify within this table those vessels whose estimated market values are less than their carrying values as of the most recent year end. Along with this table, please add disclosure below the table of the aggregate market value and aggregate book value for those vessels identified as having estimated market values less than their carrying values. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels if you decided to sell all of such vessels.

We advise the Staff that with our current business strategy, the current regulatory environment and the current market situation, we do not foresee any impairment being recognized for our vessels in the near future. However, as pointed out in our "Risk Factors" section of our Annual Report on Form 20-F, there are several events and circumstances that could impact the value of our vessels in the future including the undiscounted future cash flow from operation of our vessels.

We also inform the Staff that the Company has made plans to include additional information in future filings with the Commission that would be beneficial to its current and potential shareholders. Please find the format and structure of our planned disclosure below, based on values as of December 31, 2010.

"Our Fleet – Comparison of Carrying Value versus Market Value"

In "Critical Accounting Estimates – Long lived assets and impairment" we discuss our policy for impairing the carrying values of our vessels.

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the market value of certain of our vessels may have declined below those vessels' carrying value. We did not impair those vessels' carrying value under our accounting impairment policy, as we believe the future cash flows expected to be earned by such vessels over their operating lives would exceed the vessels' carrying amounts. Factors and conditions which could impact our estimates of future cash flows of our vessels include:

•	Declines in prevailing market charter rates;

•	Changes in behaviors and attitudes of our charterers towards actual and preferred technical, operational and environmental standards; and

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels.

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. There is very low liquidity in the secondhand market for our type of vessels. Based on our unique business model, we believe that a more proper measure for the value of our fleet is the implied value expressed by the stock price.

The table set forth below indicates (i) the carrying value of each of our current and committed vessels as of December 31, 2010, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. We believe that the future undiscounted cash flows expected to be earned by each of our vessels exceed the carrying values as of December 31, 2010, and accordingly, have not recorded an impairment charge.

For illustrative purpose only

Vessel	DWT	Built	Delivered To NAT	Carrying Value $ millions 12.31.10
Nordic Harrier	151 475	1997	1997	31.3
Nordic Hawk	151 475	1997	1997	35.3
Nordic Hunter	151 400	1997	1997	36.4
Nordic Voyager	149 591	1997	1997	46.3
Nordic Fighter	153 328	1998	2005	49.3
Nordic Freedom	163 455	2005	2005	64.9
Nordic Discovery	153 328	1998	2005	52.6
Nordic Saturn	157 332	1998	2005	51.1
Nordic Jupiter	157 411	1998	2006	53.1
Nordic Cosmos	159 998	2003	2006	67.7
Nordic Moon	159 999	2002	2006	68.1
Nordic Apollo	159 999	2003	2006	66.4
Nordic Sprite	147 188	1999	2009	50.6
Nordic Grace	149 921	2002	2009	53.2
Nordic Mistral	164 236	2002	2009	48.9
Nordic Passat	164 274	2002	2010	49.7
Nordic Vega	163 000	2010	2010	91.1
Nordic Breeze	158 000	2011	NB	36.1
Nordic Zenith	158 000	2011	NB	36.1
The market value of our trading fleet, based on uncertain estimates by shipbrokers,is lower than the vessels'carrying value as of December 31, 2010. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value by approximately $230 million.

Audited Financial Statements

Statements of Shareholder's Equity, page F-5

9.
We note that during the year ended December 31, 2009 you reduced Additional Paid-In Capital and increased Retained Earnings by $117,020 and described the transaction as "accumulated dividend distribution defined as return of capital". Please explain to us the nature of this transaction and tell us why you believe it is an appropriate adjustment in 2009. Also, please explain to us and revise your notes to the financial statements in future filings to explain why additional paid-in capital has been charged for cash dividends paid in 2008, 2009 and 2010.

The Company advises the Staff that according to statutory requirements its Additional Paid in Capital consist of three subcategories:

•
The Company's Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to creditors and a subsequent period for creditor notice of concern on the shareholders' intention to make the funds distributable.

•
The Company's Contributed Surplus Account as defined by Bermuda Law. The Contributed surplus account consist of amounts previously recorded as share premium, transferred to Contributed Surplus when resolutions are adopted by the Company's shareholders to make Share Premium distributable or available for other purposes. As dictated by the laws governing the Company, the Contributed Surplus Account can be used for dividend distribution and to cover accumulated losses from its operations.

•	Credits and Charges to Additional Paid in Capital related to the accounting for the Company's share based compensation programs.

Since the founding of the Company in 1995, all net income and dividend distributions have been presented as increases and decreases to retained earnings, respectively. As of January 1, 2008, our retained earnings amounted to an accumulated deficit of $180,316,000 reflecting the payment of cumulative dividends exceeding our cumulative earnings. Our first resolution to reduce the Share Premium fund was legally binding as of August 2008, when all accumulated amounts in our Share Premium fund were made available for distribution. Following this resolution, all dividend distributions, namely the dividends declared and paid in 2009 and 2010, have been charged to our Contributed Surplus Account to the extent they exceeded net income.

During 2009, part of the Contributed Surplus Account was used to offset the accumulated deficit of $117,020,000 as of December 31, 2008. Further, the Contributed Surplus Account was charged with dividend distribution amounts exceeding the net income for 2009.

For 2010, the Company had a net loss of $809,000. As such, all dividend distributions were charged to our Contributed Surplus Account. The accumulated deficit at the end of 2010 is expected to be charged against our Contributed Surplus Account in 2011.

Note 1. Business and Summary of Significant Accounting Policies

-Impairment of Long-Lived Assets, page F-8

10.
We note your disclosure that long-lived assets are required to be reviewed forimpairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In light of the continued decrease in operating and net income over the last few years and recognition of an operating loss for the year ended December 31, 2010 and quarter ended March 31, 2011, please tell us when you last performed an impairment analysis on your vessels and provide us the resultants of that analysis.

The company performs its impairment analysis on a quarterly basis, including at December 31, 2010 and March 31, 2011.Weak spot market rates and weakened observable purchase prices for second hand vessels and newbuildings, coupled with decreases in operating and net income are all indicators identified by the Company that require us to perform a recoverability test based on undiscounted cash flows, according to ASC 360-10-35-15

The following is a description of the Company's quarterly impairment analysis model and the results of our impairment analysis for the year ended December 31, 2010 and as of March 31, 2011.

The Company uses an undiscounted cash flow model with a perspective of vessels held for use. As cash flows are determinable at a single vessel basis, we estimate the expected cash flows for each vessel individually. For each vessel we calculate an average net contribution per day, being average daily revenues less average daily expenses. The net contribution is then multiplied by the expected operating days for that vessel, based on the estimated useful life of the vessel. The aggregate amount is compared to the carrying value of the vessel.

The cash flow for one vessel can be summarized as follows:
(Daily revenue – daily operating expense) x remaining useful life (years) x annual number of operating days (365 – estimated average offhire days) plus the residual value.

When forecasting daily freight revenue we use the following assumptions:
For the current fiscal year, we use freight income used year to date. For the next fiscal year we use the monthly average of predictions for Suezmax daily rates as published by IMAREX. IMAREX operates one of the world's leading marketplaces for Forward Freight Agreements (FFAs) and freight options and publishes prices and rates that we consider indicative of transacting activity in the spot market.  As the IMAREX rates may differ from the rates achieved on a specific voyage on a set date, and may differ from the average rate achieved by our fleet of vessels, the IMAREX rates are adjusted for the historical average difference in our achieved rates and the corresponding IMAREX rates. As freight income rates for the period subsequent to our vessel are not predicted by IMAREX or any other party we are aware of, freight income for such periods are the average daily Spot Freight Income rates for the last 15 years. We have chosen this timeframe based on careful considerations, as a 15 year timeframe encompasses both periods of favorable and unfavorable rates in our industry, and emphasizes the volatility in tanker spot rates during the past ten years. Daily freight revenue is calculated by incorporating the rate assumptions above based on the individual vessels expected useful life.

When forecasting future daily operating expenses we have regarded the development of the Company's vessel operating expenses since 2004 and factored in annual increases in daily operating expenses. Also included in our estimate for operating expenses are estimates of future planned drydocking expenditures. We have considered the extent of the future drydocking, taking into account that some scheduled drydocking projects are more comprehensive than others. Further we have adjusted our estimates when necessary based on the actual observed expense of the drydockings that have been completed, including unplanned drydocking. Daily operating expense is calculated by incorporating the year on year estimated expenses over the individual vessel's expected useful life.

In addition to considering remaining useful life for each vessel, we estimate off-hire days for our vessels based on experienced off-hire, including time spent in drydock per vessel per year.

All adjusting factors are updated quarterly to reflect actual results from the most recent quarter.

The impairment analysis for all the Company's trading vessels as at December 31, 2010 and March 31, 2011, resulted in an estimated aggregated cash flow value of $2.1 billion and $2.0 billion, respectively. As cash flows are determinable and evaluated on a single vessel basis the Company informs the Staff that the lowest undiscounted cash flow value over carrying value was 194% at December 31, 2010 and 181% at March 31, 2011. The cash flow value among the Company's trading vessels ranged from the lowest of $92 million to the highest of $204 million at December 31, 2010 and from $83.8 million to $200.5 million at March 31, 2011.

-Drydocking, page F-8

11.
We note your disclosure that you follow the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and amortized on a straight-line basis to the expected date of the next drydocking. Please revise your disclosure in future filings in the notes to the financial statements and in the Critical Accounting Estimates section of MD&A to provide a detailed description of the types of drydocking costs included in deferred drydocking costs and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the in dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.

The vessels are subject to strict regulations in respect to keeping the vessels in good and safe working order. Class renewal surveys, also known as special periodical surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the class renewal survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.

Also consistent with prior periods, drydocking costs do not include vessel operating expenses such as replacement parts, riding costs, crew expenses, provision, luboil consumption, insurance, management fee or similar costs during the drydock period.

The Company considers that only those expenses that directly relate to the performance of the drydock itself, or items that improve the current economical life, earnings capacity, and/or performance capabilities of the vessel should be capitalized. Failure to complete scheduled inspections and drydockings would significantly impact the performance capabilities, the earnings capacity and thereby the economic life of the Company's vessels.

Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

-Revenue and Expense Recognition, F-8

12.
We note your disclosure that a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Please note that recognition of voyage revenue commencing upon the completion of discharge of the vessel's previous cargo is not considered to be in accordance with GAAP because revenue is recognized in advance of performance. Please revise your policy to recognize revenue under ASC 605-20-25, or alternatively, explain to us why you believe your revenue recognition policy is appropriate (e.g. revenue is not recognized until a charter is agreed to with the customer).

As stated in the Company's revenue recognition policies we recognize revenue on a percentage of completion method using discharge to discharge as basis for estimating revenues. We believe that our current policy for spot charters reflects the performance under the individual agreements with charterers is in line with industry practice and is in accordance with ASC 605.

A spot charter agreement with a customer consists of sailing to the load port (the positioning leg), loading cargo, sailing to the discharge port, and discharging the cargo.  The charter agreement requires the relevant vessel to proceed to the port as ordered by the charterer in accordance with the contract.  The vessel is therefore employed from the time it receives a contract until the last discharge point.  A contract is not cancelable in the positioning leg.  Accordingly, the voyage period commences upon departure from the discharge port of the vessel's previous cargo (when under contract) and ends upon the departure from the discharge port of the current cargo. We typically enter into a charter agreement with a customer for the vessel's next voyage prior to the time of discharge for its previous voyage; therefore upon discharge of a previous cargo we are under contract.

The Company notes that applying another methodology such as load to discharge, would not have materially impacted its financial statements including no impact in 2010 and 2009 and an immaterial impact in 2008.

Note 8. Deposit on Contract, page F-14

13.
We note your disclosure that as of December 31, 2010 you have $35.8 million capitalized on your balance sheet related to Nordic Galaxy which was not delivered in August 2010 as expected because the vessel was not in deliverable condition. Please explain to us, and disclose in future filings, why you believe the $35.8 million amount is recoverable as of December 31, 2010. As part of your response and revised disclosure, please tell us why you do not believe that a reserve is necessary in light of the pending litigation. Also, in light of the fact that the agreed total price at delivery was $90 million, please tell us and revise your disclosure to explain why you believe it is not probable that a loss contingency existed as of December 31, 2010. See guidance in ASC 450-50-25.

The Company advises the Staff that it carefully evaluated the guidance in ASC 450-30-25 with respect of loss contingencies when completing its 2010 financial statements.

As described on page F-15 of our Annual Report on form 20-F, the Company did not take delivery of the newbuilding Nordic Galaxy as that vessel was not deemed to be in the condition stipulated in the agreement  because several significant discrepancies were commented upon but not corrected within  the latest agreed date of delivery. The Seller did not agree with the Company's assessment of the condition of Nordic Galaxy at the delivery date. The Seller took delivery of the vessel from the builder and the parties agreed to seek a legal solution through an arbitration process expected to take place in September 2011. Further, the Seller has claimed $26.8 million from us for our non-acceptance of the delivery of Nordic Galaxy (see details of the claim below) and we disclosed such claim as the maximum exposure of $26.8 million if the Company should lose on all claims in the arbitration.

As disclosed in note 3 to our financial statements included in our Annual Report on Form 20-F, the amount of $35.8 million consists of two elements:

a.	$9.0 million is a deposit which is placed in escrow with an external financial institution, deposited at the time of entering into the contract with the Seller. The financial institution holding the deposit requires the joint consent of the parties to release the amount from escrow. The Seller and its parent company have informed us that they will only agree to such release upon receiving the Company's payment for their claim of $26.8 million, or upon the resolution of the arbitration.

b.	$26.8 million is related to our loan to the Seller. At the time of our refusal to take delivery of the vessel, the Company had provided the Seller a loan of $29.5 million.

The Seller made a claim against the Company in connection with our non-acceptance of the delivery of Nordic Galaxy, as follows;

▪
$24.8 million regarding a direct loss on the vessel, of which $5.0 million relates to "price reduction due to unjustified public allegations put forward by Nordic re ship deficiencies". The loss of the vessel is otherwise calculated by the Seller, as the agreed selling price, less the market value of the vessel at the time of delivery to the Seller from the builder.

▪	$2.0 million of additional expenses to be incurred related to the arbitration.

On August 11, 2010 the Seller repaid the excess of the loan amount over the claim, including interest exceeding their claim, resulting in $2.7 million of cash being received by the Company.

The parent company of the Seller, First Olsen Ltd., has guaranteed the $26.8 million loan of the Seller from the Company. First Olsen Ltd. has refused to honor its guarantee, pending the outcome of the arbitration and is claiming a right of offset.

The Company does not believe that First Olsen Ltd., in accordance with the demand guarantee agreement, is entitled to delay its payment of the loan receivable due to the claim which has been raised.   Further, we have not identified any area of financial risk related to the Seller or its parent that raises management's concern about their ability to repay the amounts they owe to us. However, as described above, there is currently no willingness to do so.

Accordingly, uncertainty regarding the recoverability of the recorded asset of $35.8 million only relates to the resolution of the claim raised by the Seller. As stated in the notes to the financial statements, we do not believe that the relevant vessel was in deliverable condition at the latest date of delivery and the claim is without merit.

The Company advises the Staff that it considered ASC 450-30-25 which states that a loss contingency shall be accrued by charge to income if both of the following conditions are met:

•	Information available before the financial statements are issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

•	The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period.

Based on our evaluation and the advice of our legal counsel, we continue to believe that the amount of $35.8 million is recoverable. Additionally, we believe that, while the likelihood of an unfavorable outcome of the expected arbitration to take place in September 2011, is reasonably possible, such outcome is not probable at this time. Accordingly, we have disclosed this contingency in the footnotes to our financial statements but have not accrued any loss.

Further, the Company informs the Staff that it has considered the range of possible outcomes of the arbitration process. The best outcome for the Company is to receive the loan receivable of $26.8 million plus interest on the loan receivable at 9% p.a. plus $1.5 million of direct costs incurred by the Company related to Nordic Galaxy, prior to its expected delivery in August 2010, and recognized as an expense in the financial statements included in our Annual Report. Additionally, we may receive reimbursement for two thirds of the legal expenses we have incurred or will incur related to the arbitration process. Management believes that prospective interest income and refund of direct costs incurred represent contingent assets and therefore such amounts have not been recognized in the financial statements. The worst outcome is that the Company loses on all claims and is held liable for the Seller's claim of $26.8 million.

Given the uncertainty that lies within the nature of the arbitration processes, we have not been able to consider any amount within the range to be more likely, and thereby a better estimate than any other amount. Accordingly, the Company has disclosed the maximum amount of loss in footnotes to the financial statements for 2010.

In light of the Staff's comment, we will respectfully reconsider our disclosures in future filings to better describe the amount at risk.

Note 9. Other Non-Current Assets, page F-15

14.
We note that as of December 31, 2010 you have $22 million capitalized as "working capital, cooperative arrangements." With a view toward expanded note disclosure, please explain to us the nature of these costs and why you believe they are appropriately capitalized at December 31, 2010. In this regard, we note your disclosure that the amount includes the value of bunkers on board the vessels at the time of delivery to Gemini Tankers LLC. Please explain to us why you believe it is appropriate to capitalize these amounts on the vessels that are being transferred to the cooperation. Also, please explain to us the nature of the amounts characterized as initial funding of $.2 million per vessel.

The Company advises the Staff that the item, "working capital, cooperative arrangements" represents a receivable from Gemini Tankers LLC and not capitalized expenses.

In the Company'sAnnual Report on Form 20-F for 2010, page 22, the Company has disclosed that it placed all its vessels in a spot market cooperation with Gemini Tankers LLC effective from July 1, 2010.

At the time a vessel is admitted to participate in the spot market cooperation with Gemini Tankers LLC it is a requirement to contribute working capital of $200,000. This to make sure that the Gemini Tankers LLC has sufficient funds to operate the vessels. This contribution is refundable no later than six months after a vessel ceases to be in the cooperative arrangement.

At the time a vessel is admitted to participate in the spot market cooperation with Gemini Tankers LLC the vessel has a certain quantity of bunkers on board. The bunkers on board together with the cash contribution normally satisfy the working capital requirement under the cooperation agreement. The bunkers on board represent a specific value at the time of entry into the cooperation. The value related to bunkers on board at time of entry to the cooperationvaries from $760,821 to $1,827,308 per vessel.

In future filings with the Commission the Company will clarify its disclosure to state that the amount represents receivables which the Company will receive when each of the vessels leaves the spot market cooperation with Gemini Tanker LLC.

Note 10. Share-Based Compensation
- 2004 Stock Incentive Plan, page F-16

15.
We note your disclosure that in August 2009 stock options were cancelled in exchange for a payment equal to the difference between the strike price of the options and the closing price of $30.70 per share for the Company's shares on the NYSE and the compensation of $7.23 per option resulted in a cash outlay $2.3 million for the Company, which decreased APIC. Please tell us if all 320,000 options that were cancelled had vested by the time of cancellation in August 2009. If not, please tell us how you accounted for the unvested options in accordance with ASC 718-20-35-7.

The Company advises the Staff that at the time of cancellation in August 2009 a total number of 20,000 options were not fully vested. 12,500 of such options related to employees and 7,500 to non-employees.

ASC 718-20-35-7 states: "The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date".

The Company's accounting for the option cancellation and the cash payment replacement award followed the accounting as prescribed in ASC 718-20-35-7. All unrecognized expenses related to the unvested awards were expensed in August 2009, totaling $70,279. Additionally the cash payment to one of the Company's directors, who had received the options at a much later point in time than the majority of the outstanding options, exceeded the fair value of the option award at the time of cancellation by $68,000. This amount was recognized as an expense at the time of cancellation.

Note 14. Accrued Liabilities, page F-19

16.
We note that as of December 31, 2010 you have $949,000 of accrued drydock expenses for Nordic Harrier. In light of your disclosure in Note 1 that you account for drydock costs under the deferral method, please explain to us why you have accrued drydocking costs at December 31, 2010. In this regard, we are unclear if you are using the accrue in advance method which is no longer considered in accordance with GAAP.

We respectfully advise the Staff that the Company applies the deferral method for drydock costs and does not apply the accrue in advance method. The amount of $949,000 presented on page F-19 represents expenditures incurred as of December 31, 2010 for which invoices had not yet been received.

17.
We note from your disclosure in Note 14 that accrued expenses are approximately 43% and 40% of total current liabilities as of December 31, 2010 and 2009, respectively. Please revise your note in future filings to separately disclose all amounts greater than 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

The Company advises the Staff that accrued expenses mainly relate to estimated operating vessel expenses for which invoices have not yet been received from the technical managers. As of December 31, 2010 accrued operating vessel expenses amounted to $2.9 million. Other accrued expenses amounted to $0.1 million. In future filings with the Commission the Company will present accrued operating vessel expenses as a separate line item in the Accrued Liability disclosure to ensure disclosure of all amounts greater than 5% of total current liabilities in accordance with Rule 5-02.20 of Regulation S-X.

Very truly yours,
Nordic American Tankers Limited

By:      /s/ Turid M. Sørensen
Name: Turid M. Sørensen
Title:   Chief Financial Officer

cc:       Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

Trond Edvin Hov
Partner, Deloitte AS

Gary Wolfe
Seward &Kissel LLP

NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton, HM 11, Bermuda

July 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.Washington, D.C. 20549

Attention: Linda Cvrkel, Esq.

Re:	Nordic American Tankers Limited (formerly known as Nordic American Tanker Shipping Limited) Form 20-F Filed April 21, 2011 File No. 001-13944

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Nordic American Tankers Limited

By:	/s/ Turid M. Sørensen
Name:	Turid M. Sørensen
Title:	Chief Financial Officer